EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

June 30, 2013
Assets
Current assets:
Cash and cash equivalents	$11,933
Receivables, net	313,892
Income tax receivable	2,238
Inventories	139,388
Deferred income taxes	25,626
Prepaid expenses and other current assets	5,358

Total current assets	498,435
Property, plant and equipment, net	511,996
Goodwill	44,057
Identifiable intangible and other assets, net	180,454

Total	$1,234,942

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$216,011

Total current liabilities	216,011
Long-term debt	171,530
Deferred income taxes	84,257
Other long-term liabilities	60,824
Parent’s net investment:
Parent’s net investment	706,656
Accumulated other comprehensive loss	(4,336)

Total parent’s net investment	702,320

Total	$1,234,942

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Six Months Ended June 30, 2013
Net sales	$2,063,453
Cost of sales	1,625,908

Gross profit	437,545
Operating costs and expenses:
Selling and distribution	304,257
General and administrative	33,459
Amortization of intangibles	1,077
Facility closing and reorganization costs	4,606
Impairment of long-lived assets	6,394

Total operating costs and expenses	349,793

Operating income	87,752
Other expense:
Interest expense	5,847
Other expense, net	52,867

Total other expense	58,714

Income from continuing operations before income taxes	29,038
Income taxes	11,507

Income from continuing operations	17,531
Loss from discontinued operations, net of tax	(23)
Loss on sale of discontinued operations, net of tax	(2,100)

Net income	15,408
Other comprehensive income, net of tax	104

Comprehensive income	$15,512